

Charlie Blume
Compliance Manager
Wells Fargo Securities, LLC
MAC H0004-05E
5th Floor
St. Louis, MO 63103
314-875-8691

December 16, 2025

U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

Looks like the 10/31/25 SBSE A-A was uploaded and still pending the SEC update and removal.
0000740906-25-000024. Please process this request ASAP.

1. Added DJ Langi to Principal on Schedule A
2. Added Troy Ovitsky to Principal on Schedule A
3. Current 7R was uploaded
4. Schedule B, no new items added. Previous items have been uploaded and saved

Sincerely,

Charlie Blume

Wells Fargo Bank, N.A.